Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2017

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2017 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2017, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2017 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the Second Quarter of 2017

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the remaining project;

•	“remaining project” refers to the part of the Studio City project with approximately a gross floor area of 229,968 square meters, which is required to be developed under the land concession contract;

•	“Services and Right to Use Arrangements” refer to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as amended from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a rolling chip patron sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market player”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market players

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8055 to US$1.00. On August 18, 2017, the noon buying rate was HK$7.8233 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2017, our total net revenues were US$1.14 billion, an increase of 17.8% from US$0.96 billion of net revenues for the second quarter of 2016. The increase in total net revenues was primarily attributable to the increased casino revenues generated from operating Studio City Casino, better performance in City of Dreams’ and Altira Macau’s rolling chip segment and the increase in non-gaming revenue in City of Dreams, partially offset by lower mass market table games revenues in City of Dreams and Altira Macau. Net income from Studio City Casino gaming operations will be reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the second quarter of 2017 was US$53.3 million, as compared to US$86.7 million for the second quarter of 2016. The decline in profitability was primarily attributable to the loss on extinguishment of debt arising from the refinancing of the US$1 billion senior notes issued in 2013.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(In thousands of US$)
Net revenues	$1,136,579	$964,846	$2,269,278	$1,983,634
Total operating costs and expenses	$(1,037,690)	$(864,079)	$(2,036,800)	$(1,773,045)
Operating income	$98,889	$100,767	$232,478	$210,589
Net income	$53,331	$86,695	$183,336	$187,388

Results of Operations

City of Dreams Second Quarter Results

For the second quarter of 2017, net revenue at City of Dreams was US$650.3 million compared to US$636.9 million in the second quarter of 2016. The increase in net revenue was primarily a result of higher rolling chip revenues and increased non-gaming revenue, partially offset by lower mass market table games revenue.

Rolling chip volume totaled US$12.2 billion for the second quarter of 2017 versus US$9.9 billion in the second quarter of 2016. The rolling chip win rate was 2.9% in the second quarter of 2017 versus 3.0% in the second quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,073.2 million compared with US$1,027.7 million in the second quarter of 2016. The mass market table games hold percentage was 32.4% in the second quarter of 2017 compared to 35.7% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$937.9 million, compared with US$1,003.5 million in the second quarter of 2016. The gaming machine win rate was 4.0% in the second quarter of 2017 versus 3.2% in the second quarter of 2016.

Total non-gaming revenue at City of Dreams in the second quarter of 2017 was US$80.2 million, compared with US$69.8 million in the second quarter of 2016.

Altira Macau Second Quarter Results

For the second quarter of 2017, net revenue at Altira Macau was US$107.7 million compared to US$98.9 million in the second quarter of 2016. The increase in net revenue was primarily a result of higher rolling chip revenues, partially offset by lower mass market table games revenue.

Rolling chip volume totaled US$4.0 billion in the second quarter of 2017 versus US$4.2 billion in the second quarter of 2016. The rolling chip win rate was 3.3% in the second quarter of 2017 versus 2.7% in the second quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$91.9 million in the second quarter of 2017, a decrease from US$124.2 million generated in the comparable period in 2016. The mass market table games hold percentage was 15.2% in the second quarter of 2017 compared with 18.5% in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$7.6 million, compared with US$7.3 million in the second quarter of 2016. The gaming machine win rate was 6.0% in the second quarter of 2017 versus 6.5% in the second quarter of 2016.

Total non-gaming revenue at Altira Macau in the second quarter of 2017 was US$6.1 million compared with US$7.0 million in the second quarter of 2016.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$29.3 million in the second quarter of 2017 as compared to US$28.0 million in the second quarter of 2016.

Gaming machine handle for the second quarter of 2017 was US$592.4 million, compared with US$595.8 million in the second quarter of 2016. The gaming machine win rate was 4.8% in the second quarter of 2017 versus 4.6% in the second quarter of 2016.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2017 were US$45.0 million, which mainly included interest expenses, net of capitalized interest, of US$5.8 million, other finance costs of US$5.5 million, loss on extinguishment of debt of US$31.5 million and costs associated with debt modification of US$1.9 million, as compared to a total net non-operating expenses of US$13.1 million for the second quarter of 2016, which mainly included interest expenses, net of capitalized interest, of US$7.1 million and other finance costs of US$6.3 million. The year-on-year increase of US$31.9 million in net non-operating expenses was primarily a result of loss on extinguishment of debt arising from the refinancing of the US$1 billion senior notes issued in 2013.

Depreciation and amortization costs of US$65.5 million were recorded in the second quarter of 2017, of which US$14.3 million was related to the amortization of our gaming subconcession and US$2.7 million was related to the amortization of land use rights.

Six Months’ Results

For the six months ended June 30, 2017, our total net revenues were US$2.27 billion compared to US$1.98 billion for the six months ended June 30, 2016. The year-on-year increase in net revenue was primarily attributable to the increased casino revenues generated from operating Studio City Casino, better performance in City of Dreams’ and Altira Macau’s rolling chip segment and the increase in non-gaming revenue in City of Dreams, partially offset by lower mass market table games revenues in City of Dreams and Altira Macau.

Net income for the first six months of 2017 was US$183.3 million, compared with net income of US$187.4 million in the comparable period of 2016. The year-on-year decrease in net income was primarily attributable to the loss on extinguishment of debt arising from the refinancing of the US$1 billion senior notes issued in 2013, partially offset by increase in revenues in Altira Macau and City of Dreams mentioned above and lower provision for doubtful debt in Altira Macau.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. Our company is developing Phase 3 of City of Dreams, which includes the Morpheus Tower. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2017, we held cash and cash equivalents of US$813.1 million, and HK$7.03 billion (equivalent to approximately US$0.90 billion) of the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remained available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(In thousands of US$)
Net cash provided by operating activities	$258,542	$249,453	$461,839	$411,130
Net cash (used in) provided by investing activities	(102,731)	79,213	(50,262)	356,594
Net cash used in financing activities	(134,697)	(737,606)	(711,353)	(1,087,828)

Net increase (decrease) in cash and cash equivalents	21,114	(408,940)	(299,776)	(320,104)
Cash and cash equivalents at beginning of period	791,945	1,130,481	1,112,835	1,041,645

Cash and cash equivalents at end of period	$813,059	$721,541	$813,059	$721,541

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage and entertainment, are conducted primarily on a cash basis.

Net cash provided by operating activities was US$258.5 million for the second quarter of 2017, compared to US$249.5 million for the second quarter of 2016. Net cash provided by operating activities was US$461.8 million for the six months ended June 30, 2017, compared to US$411.1 million for the six months ended June 30, 2016. The increase in net cash provided by operating activities was mainly attributable to decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$102.7 million for the second quarter of 2017, compared to net cash provided by investing activities of US$79.2 million for the second quarter of 2016. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months, and increase in capital expenditure payments.

Net cash used in investing activities of US$102.7 million for the second quarter of 2017 mainly included capital expenditure payments of US$100.1 million.

Net cash provided by investing activities of US$79.2 million for the second quarter of 2016 mainly included a net decrease in bank deposits with original maturities over three months of US$147.0 million, partially offset by capital expenditure payments of US$67.0 million.

Our total capital expenditure payments for the second quarter of 2017 were US$100.1 million, as compared to US$67.0 million for the second quarter of 2016. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$50.3 million for the six months ended June 30, 2017, compared to net cash provided by investing activities of US$356.6 million for the six months ended June 30, 2016. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months, and increase in advance payments and deposits for acquisition of property and equipment.

Net cash used in investing activities of US$50.3 million for the six months ended June 30, 2017 mainly included capital expenditure payments of US$176.1 million and advance payments and deposits for acquisition of property and equipment of US$13.5 million, partially offset by withdrawals of bank deposits with original maturities over three months of US$138.5 million.

Net cash provided by investing activities of US$356.6 million for the six months ended June 30, 2016 mainly included a net decrease in bank deposits with original maturities over three months of US$538.6 million, partially offset by capital expenditure payments of US$177.5 million.

Our total capital expenditure payments for the six months ended June 30, 2017 were US$176.1 million, as compared to US$177.5 million for the six months ended June 30, 2016. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, as well as enhancements to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$134.7 million for the second quarter of 2017, which primarily represented the dividend payment of US$95.0 million, payment of debt issuance costs of US$29.0 million arising from the refinancing of US$1 billion senior notes issued in 2013, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million and the early redemption of US$1 billion senior notes with the proceeds from the issuance of the 2017 Senior Notes of US$650.0 million and a partial drawdown of the revolving credit facility under the 2015 Credit Facilities of US$350 million.

Net cash used in financing activities amounted to US$737.6 million for the second quarter of 2016 and primarily represented the dividend payment of US$739.2 million.

Net cash used in financing activities amounted to US$711.4 million for the six months ended June 30, 2017, which primarily represented the dividends payments of US$660.8 million, payment of debt issuance costs of US$29.0 million arising from the refinancing of US$1 billion senior notes issued in 2013, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$22.6 million and the early redemption of US$1 billion senior notes with the proceeds from the issuance of the 2017 Senior Notes of US$650.0 million and a partial drawdown of the revolving credit facility under the 2015 Credit Facilities of US$350 million.

Net cash used in financing activities amounted to US$1,087.8 million for the six months ended June 30, 2016 and primarily represented the dividends payments of US$1,089.5 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of June 30, 2017:

As of June 30,
2017
(In thousands of US$)
2017 Senior Notes	$650,000
2015 Credit Facilities – term loan facility	$456,170
2015 Credit Facilities – revolving credit facility	350,000

$1,456,170

On June 6, 2017, we issued US$650 million in aggregate principal amount of the 2017 Senior Notes. On June 14, 2017, together with the proceeds from the issuance of US$650 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, we redeemed all of our outstanding US$1 billion senior notes issued in 2013. On July 3, 2017, we issued US$350 million in aggregate principal amount of 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350 million drawdown from the revolving credit facility under the 2015 Credit Facilities.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2017

Page

Unaudited Melco Resorts Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited Melco Resorts Finance Limited—Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of Melco Resorts Finance Limited—Restricted Subsidiaries Group to Melco Resorts Finance Limited	F-8

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$813,059	$1,112,835
Bank deposits with original maturities over three months	—	138,539
Accounts receivable, net	133,150	194,876
Amounts due from affiliated companies	212,042	240,097
Inventories	18,363	18,490
Prepaid expenses and other current assets	44,263	55,962

Total current assets	1,220,877	1,760,799

PROPERTY AND EQUIPMENT, NET	2,681,817	2,576,177
GAMING SUBCONCESSION, NET	284,702	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	130,991	112,172
ADVANCE TO AN AFFILIATED COMPANY	—	597,974
LAND USE RIGHTS, NET	340,969	346,402

TOTAL ASSETS	$4,745,491	$5,792,979

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$11,679	$11,156
Accrued expenses and other current liabilities	1,062,700	1,080,190
Income tax payable	1,488	5,251
Capital lease obligations, due within one year	120	118
Current portion of long-term debt, net	44,285	44,210
Amounts due to affiliated companies	77,867	55,709

Total current liabilities	1,198,139	1,196,634

LONG-TERM DEBT, NET	1,383,908	1,372,219
OTHER LONG-TERM LIABILITIES	23,967	16,369
DEFERRED TAX LIABILITIES	13,706	14,185
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	87	147
AMOUNT DUE TO AN AFFILIATED COMPANY	689	—
ADVANCE FROM AN AFFILIATED COMPANY	1,946	1,946
SHAREHOLDER’S EQUITY
Ordinary share, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	270,629	1,339,059

Total shareholder’s equity	2,123,049	3,191,479

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$4,745,491	$5,792,979

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
OPERATING REVENUES
Casino	$1,048,580	$885,259	$2,091,801	$1,821,886
Rooms	31,668	31,300	63,463	62,619
Food and beverage	18,205	16,707	38,285	34,775
Entertainment, retail and other	76,455	69,821	154,665	140,831

Gross revenues	1,174,908	1,003,087	2,348,214	2,060,111
Less: promotional allowances	(38,329)	(38,241)	(78,936)	(76,477)

Net revenues	1,136,579	964,846	2,269,278	1,983,634

OPERATING COSTS AND EXPENSES
Casino	(761,588)	(640,957)	(1,497,856)	(1,321,634)
Rooms	(3,774)	(3,676)	(7,622)	(7,449)
Food and beverage	(5,447)	(3,941)	(11,465)	(8,463)
Entertainment, retail and other	(14,265)	(15,146)	(28,870)	(28,622)
General and administrative	(184,027)	(133,518)	(349,384)	(271,562)
Pre-opening costs	(339)	(307)	(846)	(546)
Amortization of gaming subconcession	(14,309)	(14,310)	(28,618)	(28,619)
Amortization of land use rights	(2,717)	(2,716)	(5,433)	(5,433)
Depreciation and amortization	(48,428)	(49,431)	(98,653)	(100,236)
Property charges and other	(2,796)	(77)	(8,053)	(481)

Total operating costs and expenses	(1,037,690)	(864,079)	(2,036,800)	(1,773,045)

OPERATING INCOME	98,889	100,767	232,478	210,589

NON-OPERATING INCOME (EXPENSES)
Interest income	53	(7)	227	1,933
Interest expenses, net of capitalized interest	(5,841)	(7,103)	(11,796)	(14,549)
Other finance costs	(5,531)	(6,295)	(11,620)	(12,018)
Foreign exchange (losses) gains, net	(348)	183	5,941	2,689
Other income, net	18	82	31	244
Loss on extinguishment of debt	(31,459)	—	(31,459)	—
Costs associated with debt modification	(1,912)	—	(1,912)	—

Total non-operating expenses, net	(45,020)	(13,140)	(50,588)	(21,701)

INCOME BEFORE INCOME TAX	53,869	87,627	181,890	188,888
INCOME TAX (EXPENSE) CREDIT	(538)	(932)	1,446	(1,500)

NET INCOME	$53,331	$86,695	$183,336	$187,388

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$258,542	$249,453	$461,839	$411,130

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(100,120)	(67,005)	(176,119)	(177,457)
Advance payments and deposits for acquisition of property and equipment	(2,659)	(577)	(13,452)	(1,862)
Proceeds from sale of property and equipment	48	350	770	571
Withdrawals of bank deposits with original maturities over three months	—	196,366	138,539	587,908
Placement of bank deposits with original maturities over three months	—	(49,357)	—	(49,357)
Payment for land use rights	—	—	—	(3,788)
Advance to an affiliated company	—	(1,800)	—	(1,800)
Payments for entertainment production costs	—	(33)	—	(33)
Changes in restricted cash	—	1,269	—	2,412

Net cash (used in) provided by investing activities	(102,731)	79,213	(50,262)	356,594

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(95,000)	(739,243)	(660,800)	(1,089,500)
Principal payments on long-term debt	(361,279)	—	(372,557)	—
Payments of deferred financing costs	(29,023)	—	(29,023)	(58)
Principal payments on capital lease obligations	(25)	(7)	(60)	(15)
Funds from an affiliated company	630	1,644	1,087	1,745
Proceeds from long-term debt	350,000	—	350,000	—

Net cash used in financing activities	(134,697)	(737,606)	(711,353)	(1,087,828)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,114	(408,940)	(299,776)	(320,104)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	791,945	1,130,481	1,112,835	1,041,645

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$813,059	$721,541	$813,059	$721,541

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(9,593)	$(4)	$(22,798)	$(16,331)
Cash paid for income taxes	—	—	(2,795)	(2,795)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	12,063	32,491	52,023	59,594
Change in advance to and amounts due from/to affiliated companies related to property and equipment	3,082	98	3,255	105
Settlement of dividends through offsetting with advance to an affiliated company	590,966	—	590,966	—

Melco Resorts Finance Limited—Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$813,059	$1,112,835
Bank deposits with original maturities over three months	—	138,539
Accounts receivable, net	133,150	194,876
Amounts due from affiliated companies	212,046	240,101
Amounts due from unconsolidated subsidiaries	2	2
Inventories	18,363	18,490
Prepaid expenses and other current assets	44,263	55,962

Total current assets	1,220,883	1,760,805

PROPERTY AND EQUIPMENT, NET	2,681,817	2,576,177
GAMING SUBCONCESSION, NET	284,702	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	130,991	112,172
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
ADVANCE TO AN AFFILIATED COMPANY	—	597,974
LAND USE RIGHTS, NET	340,969	346,402

TOTAL ASSETS	$4,745,503	$5,792,991

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$11,679	$11,156
Accrued expenses and other current liabilities	1,062,700	1,080,190
Income tax payable	1,488	5,251
Capital lease obligations, due within one year	120	118
Current portion of long-term debt, net	44,285	44,210
Amounts due to affiliated companies	77,863	55,705

Total current liabilities	1,198,135	1,196,630

LONG-TERM DEBT, NET	1,383,908	1,372,219
OTHER LONG-TERM LIABILITIES	23,967	16,369
DEFERRED TAX LIABILITIES	13,706	14,185
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	87	147
AMOUNT DUE TO AN AFFILIATED COMPANY	689	—
ADVANCE FROM AN AFFILIATED COMPANY	1,946	1,946
SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	270,645	1,339,075

Total shareholder’s equity	2,123,065	3,191,495

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$4,745,503	$5,792,991

Melco Resorts Finance Limited—Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
OPERATING REVENUES
Casino	$1,048,580	$885,259	$2,091,801	$1,821,886
Rooms	31,668	31,300	63,463	62,619
Food and beverage	18,205	16,707	38,285	34,775
Entertainment, retail and other	76,455	69,821	154,665	140,831

Gross revenues	1,174,908	1,003,087	2,348,214	2,060,111
Less: promotional allowances	(38,329)	(38,241)	(78,936)	(76,477)

Net revenues	1,136,579	964,846	2,269,278	1,983,634

OPERATING COSTS AND EXPENSES
Casino	(761,588)	(640,957)	(1,497,856)	(1,321,634)
Rooms	(3,774)	(3,676)	(7,622)	(7,449)
Food and beverage	(5,447)	(3,941)	(11,465)	(8,463)
Entertainment, retail and other	(14,265)	(15,146)	(28,870)	(28,622)
General and administrative	(184,027)	(133,518)	(349,384)	(271,562)
Pre-opening costs	(339)	(307)	(846)	(546)
Amortization of gaming subconcession	(14,309)	(14,310)	(28,618)	(28,619)
Amortization of land use rights	(2,717)	(2,716)	(5,433)	(5,433)
Depreciation and amortization	(48,428)	(49,431)	(98,653)	(100,236)
Property charges and other	(2,796)	(77)	(8,053)	(481)

Total operating costs and expenses	(1,037,690)	(864,079)	(2,036,800)	(1,773,045)

OPERATING INCOME	98,889	100,767	232,478	210,589

NON-OPERATING INCOME (EXPENSES)
Interest income	53	(7)	227	1,933
Interest expenses, net of capitalized interest	(5,841)	(7,103)	(11,796)	(14,549)
Other finance costs	(5,531)	(6,295)	(11,620)	(12,018)
Foreign exchange (losses) gains, net	(348)	183	5,941	2,689
Other income, net	18	82	31	244
Loss on extinguishment of debt	(31,459)	—	(31,459)	—
Costs associated with debt modification	(1,912)	—	(1,912)	—

Total non-operating expenses, net	(45,020)	(13,140)	(50,588)	(21,701)

INCOME BEFORE INCOME TAX	53,869	87,627	181,890	188,888
INCOME TAX (EXPENSE) CREDIT	(538)	(932)	1,446	(1,500)

NET INCOME	$53,331	$86,695	$183,336	$187,388

Melco Resorts Finance Limited—Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$258,542	$249,453	$461,839	$411,130

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(100,120)	(67,005)	(176,119)	(177,457)
Advance payments and deposits for acquisition of property and equipment	(2,659)	(577)	(13,452)	(1,862)
Proceeds from sale of property and equipment	48	350	770	571
Withdrawals of bank deposits with original maturities over three months	—	196,366	138,539	587,908
Placement of bank deposits with original maturities over three months	—	(49,357)	—	(49,357)
Payment for land use rights	—	—	—	(3,788)
Advance to an affiliated company	—	(1,800)	—	(1,800)
Payments for entertainment production costs	—	(33)	—	(33)
Changes in restricted cash	—	1,269	—	2,412

Net cash (used in) provided by investing activities	(102,731)	79,213	(50,262)	356,594

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(95,000)	(739,243)	(660,800)	(1,089,500)
Principal payments on long-term debt	(361,279)	—	(372,557)	—
Payments of deferred financing costs	(29,023)	—	(29,023)	(58)
Principal payments on capital lease obligations	(25)	(7)	(60)	(15)
Funds from an affiliated company	630	1,644	1,087	1,745
Proceeds from long-term debt	350,000	—	350,000	—

Net cash used in financing activities	(134,697)	(737,606)	(711,353)	(1,087,828)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,114	(408,940)	(299,776)	(320,104)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	791,945	1,130,481	1,112,835	1,041,645

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$813,059	$721,541	$813,059	$721,541

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(9,593)	$(4)	$(22,798)	$(16,331)
Cash paid for income taxes	—	—	(2,795)	(2,795)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	12,063	32,491	52,023	59,594
Change in advance to and amounts due from/to affiliated companies related to property and equipment	3,082	98	3,255	105
Settlement of dividends through offsetting with advance to an affiliated company	590,966	—	590,966	—
Assignment of amount due from an unconsolidated subsidiary to advance to an affiliated company	—	—	—	1,634,005

Melco Resorts Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited—Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Six Months Ended June 30, 2017

(In thousands of U.S. dollars, except share and per share data)

		Unrestricted Subsidiaries
	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	MCO (Macau) Hotel Limited (Formerly known as Melco Crown (Macau Peninsula) Hotel Limited)		MCO (Macau) Consulting Limited (Formerly known as Melco Crown (Macau Peninsula) Developments Limited)		Elimination		Consolidated Total for Melco Resorts Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$813,059	$		$		$		$813,059
Accounts receivable, net	133,150							133,150
Amounts due from affiliated companies	212,046		(2)		(2)			212,042
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	18,363							18,363
Prepaid expenses and other current assets	44,263							44,263

Total current assets	1,220,883		(2)		(2)		(2)	1,220,877

PROPERTY AND EQUIPMENT, NET	2,681,817							2,681,817
GAMING SUBCONCESSION, NET	284,702							284,702
INTANGIBLE ASSETS	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	130,991							130,991
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6						(6)	—
ADVANCES TO GROUP COMPANIES	—				17,795		(17,795)	—
LAND USE RIGHTS, NET	340,969							340,969

TOTAL ASSETS	$4,745,503		$(2)		$17,793		$(17,803)	$4,745,491

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$11,679	$		$		$		$11,679
Accrued expenses and other current liabilities	1,062,700							1,062,700
Income tax payable	1,488							1,488
Capital lease obligations, due within one year	120							120
Current portion of long-term debt, net	44,285							44,285
Amounts due to affiliated companies	77,863		2		2			77,867
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	1,198,135		3		3		(2)	1,198,139

LONG-TERM DEBT, NET	1,383,908							1,383,908
OTHER LONG-TERM LIABILITIES	23,967							23,967
DEFERRED TAX LIABILITIES	13,706							13,706
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	87							87
AMOUNT DUE TO AN AFFILIATED COMPANY	689							689
ADVANCE FROM AN AFFILIATED COMPANY	1,946							1,946
ADVANCES FROM GROUP COMPANIES	—				17,795		(17,795)	—
SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—		3		3		(6)	—
Additional paid-in capital	1,849,785							1,849,785
Accumulated other comprehensive income	2,635							2,635
Retained earnings	270,645		(8)		(8)			270,629

Total shareholder’s equity	2,123,065		(5)		(5)		(6)	2,123,049

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$4,745,503		$(2)		$17,793		$(17,803)	$4,745,491

Melco Resorts Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited—Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Six Months Ended June 30, 2017

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	MCO (Macau) Hotel Limited (Formerly known as Melco Crown (Macau Peninsula) Hotel Limited)		MCO (Macau) Consulting Limited (Formerly known as Melco Crown (Macau Peninsula) Developments Limited)		Elimination		Consolidated Total for Melco Resorts Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Six Months Ended June 30, 2017
OPERATING REVENUES
Casino	$2,091,801	$		$		$		$2,091,801
Rooms	63,463							63,463
Food and beverage	38,285							38,285
Entertainment, retail and other	154,665							154,665

Gross revenues	2,348,214		—		—		—	2,348,214
Less: promotional allowances	(78,936)							(78,936)

Net revenues	2,269,278		—		—		—	2,269,278

OPERATING COSTS AND EXPENSES
Casino	(1,497,856)							(1,497,856)
Rooms	(7,622)							(7,622)
Food and beverage	(11,465)							(11,465)
Entertainment, retail and other	(28,870)							(28,870)
General and administrative	(349,384)							(349,384)
Pre-opening costs	(846)							(846)
Amortization of gaming subconcession	(28,618)							(28,618)
Amortization of land use rights	(5,433)							(5,433)
Depreciation and amortization	(98,653)							(98,653)
Property charges and other	(8,053)							(8,053)

Total operating costs and expenses	(2,036,800)		—		—		—	(2,036,800)

OPERATING INCOME	232,478		—		—		—	232,478

NON-OPERATING INCOME (EXPENSES)
Interest income	227							227
Interest expenses, net of capitalized interest	(11,796)							(11,796)
Other finance costs	(11,620)							(11,620)
Foreign exchange gains, net	5,941							5,941
Other income, net	31							31
Loss on extinguishment of debt	(31,459)							(31,459)
Costs associated with debt modification	(1,912)							(1,912)

Total non-operating expenses, net	(50,588)		—		—		—	(50,588)

INCOME BEFORE INCOME TAX	181,890		—		—		—	181,890
INCOME TAX CREDIT	1,446							1,446

NET INCOME	$183,336		$—		$—		$—	$183,336